SECOND AMENDMENT TO RETAIL FUND PARTICIPATION AGREEMENT

THIS AMENDMENT, dated as of March 18, 2019 (the “Amendment”), between Talcott Resolution Life Insurance Company (formerly Hartford Life Insurance Company) (the “Company”) acting through its Administrator and attorney-in-fact, Massachusetts Mutual Life Insurance Company (“MassMutual ‘), and Nuveen Securities, LLC (formerly Nuveen Investments, LLC) (the “Distributor”), the principal underwriter of the Nuveen-sponsored open-end management investment companies (the “Funds”), amends that certain Retail Fund Participation Agreement, dated January 11, 2007, as amended February l, 2011, by and among the parties hereto (the “Agreement”).

WHEREAS, the parties desire to amend the Agreement.

NOW, THEREFORE, the parties agree as follows:

1.                                      Schedule B to the Agreement is deleted and replaced in its entirety by the attached Schedule B.

2.                                      This Amendment may be executed in counterparts, each of which shall be an original and both of which shall constitute one instrument. Except as amended in this Amendment, the Agreement remains in full force and effect.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Amendment effective as of the date first written above.

TALCOTT RESOLUTION LIFE INSURANCE COMPANY
By Massachusetts Mutual Life Insurance Company,
Its’ Administrator

By:	[Redacted]
Name:
Title:

NUVEEN SECURITIES, LLC

By:	[Redacted]	3/19/2019
Name: [Redacted]
Title: Head of Product Strategy & Execution

SCHEDULE B

AVAILABLE FUNDS AND APPLICABLE FEES

The following Funds and their respective share classes will be made available for use by the Separate Accounts:

All publicly available Nuveen Equity and Taxable Fixed Income Funds-Class A, C, R3, I and R6 (except Funds that charge redemption fees or any similar load or charge).

The Distributor shall pay the Company fees based on the average daily net asset value of shares of the Funds held on behalf of the Plan in the Separate Accounts, calculated monthly, at the annual rates set forth below.

Share Class	12b-1 Fee*	Servicing Fee
A Shares	0.25%	0.30%
C Shares	1.00%	0.30%
R3 Shares	0.50%	0.30%
I Shares	0.00%	0.25%
R6 Shares	0.00%	0.00%

Company shall invoice the Distributor, and the fees shall be paid quarterly in arrears within 30 days after the end of the calendar quarter by wire transfer or by check, at the Company’s election. Company shall keep adequate and accurate records with respect to the calculation and payment of the fees hereunder. Such records shall be provided to the Fund upon request for the purposes of auditing and reconciliation of payment amounts.

*Any fees paid under Rule 12b-1 shall be paid to the then broker of record under a separate dealer agreement. For administrative convenience, the Rule 12b-1 fees payable on Class A, C and R3 shares are included in the table above.